Exhibit 17.3

December 30, 2009

Cambridge Heart, Inc.

100 Ames Pond Drive

Tewksbury, MA 01876

Attn: Board of Directors

Gentlemen:

In connection with the reduction of the size of the Board of Directors of Cambridge Heart, Inc. from seven to five directors and the election of a new independent director to serve on the Board of Directors, I hereby resign my position as director of Cambridge Heart, Inc., effective December 30, 2009, including each of my Board committee responsibilities.

Sincerely,

/s/ Kenneth V. Hachikian

Kenneth V. Hachikian

cc: Vincenzo LiCausi, Corporate Secretary